Exhibit 6(b)

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made as of October 1, 2014, between Darren B. Eng, an individual (“Executive”) and Greenbelt Resources Corporation, a Nevada corporation (together with its successors and assigns, the “Company”).

The Company and Executive desire to enter into an agreement pursuant to which the Company will employ Executive as its Chief Executive Officer, subject to the terms and conditions of this Agreement. In consideration of the mutual covenants and promises contained herein, the parties agree as follows:

1. Employment.

The Company hires Executive to serve as the Chief Executive Officer of the Company, and Executive accepts such employment during the Employment Term (as defined in Section 3 below), subject to the terms and conditions set forth in this Agreement.

2. Duties.

During the Employment Term, Executive, as Chief Executive Officer of the Company, will have all the duties and responsibilities customarily rendered by chief executive officers of companies of similar size and nature and such other duties and responsibilities as may be delegated from time to time in the sole discretion of the Board of Directors of the Company (“Board”). Executive will report to the Board. Executive will devote his best efforts and attention to the business of the Company and its subsidiaries. Notwithstanding the foregoing, the parties acknowledge that Executive is owner of The Sponsorship Group, which provides business consulting and marketing services to other businesses, and Executive will be permitted to continue providing such services through the Sponsorship Group, so long as such service does not unreasonably interfere with his duties to the Company. With the consent of the Board, Executive may also serve on the boards of other companies so long as such service does not unreasonably interfere with his duties to the Company.

3. Employment Term.

Unless Executive’s employment under this Agreement is sooner terminated as a result of Executive’s resignation or termination in accordance with this Agreement, Executive’s term of employment (“Employment Term”) under this Agreement shall commence on the date hereof and shall continue for a period of one year, and at the end of each year it shall renew and extend automatically for an additional year so that the remaining Employment Term is always one year, subject to termination pursuant to Section 6.

4. Compensation and Benefits.

4.1. Base Salary. During the Employment Term, the Company will pay Executive a base salary (“Annual Base Salary”) as the Board may designate from time to time. The Annual Base Salary is $120,000.00 per annum. The Company will pay the Annual Base Salary to Executive in accordance with the Company’s customary payroll practices (including withholding tax requirements), and Annual Base Salary for any partial year will be prorated based upon the number of days elapsed in such year. After 2014, the Board of Directors may increase the Annual Base Salary based upon the Company’s annual achievement of financial performance goals and other objectives as determined by the Board in good faith for the preceding fiscal year (or portion thereof).

4.2. Annual Bonus. Executive will be eligible to receive an annual bonus (“Annual Bonus”) based on a percentage of the Annual Base Salary. The Board will set the specific amount of the Annual Bonus based upon the Company’s annual achievement of financial performance goals and other objectives as determined by the Board in good faith for the preceding fiscal year (or portion thereof). The Board may pay the Bonus on a quarterly basis.

4.3. Equity-Based Compensation. In addition to the compensation set forth in Sections 4.1 and 4.2 above, Executive will be entitled to receive additional equity-based compensation substantially equal to 1.5 million shares of common stock at current fair market value as of the date of this Agreement either in the form of grants of stock (whether restricted or unrestricted), non-qualified stock options, phantom stock, stock appreciation rights, or other equity-based compensation (subject to any equity compensation plans to be adopted by the Company and the approval of the Board and/or shareholders, if applicable). The parties intend that the rights to such equity-based compensation will be formalized in more detail within six months of the date of this Agreement and may be subject to any reasonable vesting requirements established by the Board, but in no event will such vesting period exceed one year from the grant date.

4.4. Benefits. Executive and, to the extent eligible, his dependents, will be entitled to participate in and receive all benefits under any welfare or pension benefit plans and programs made available to the Company’s senior level executives or to its employees generally (including, without limitation, medical, disability and life insurance programs, accidental death and dismemberment protection, leave and participation in retirement plans and deferred compensation plans), subject, however, to generally applicable eligibility requirements and provisions of the various plans and programs and laws and regulations in effect from time to time. Executive is entitled to paid vacation, medical, disability, family and other leave in accordance with Company policies as in effect from time to time for senior executives. Notwithstanding anything to the contrary contained above, the Company may terminate or reduce any employee benefit enjoyed by Executive, but only if such reduction is part of an across-the-board reduction applicable to all executives of the Company who are entitled to such benefit.

4.5. Vacation. Executive will be entitled to take up to four (4) weeks of paid vacation each calendar year during the term of this Agreement. Except as provided in the Company’s general employment policies or as otherwise provided by applicable law, no additional compensation will be paid for failure to take vacation and no vacation may be carried forward from one calendar year to another.

5. Reimbursement of Expenses.

The Company will reimburse Executive for all reasonable, ordinary and necessary business, travel or entertainment expenses incurred during the Employment Term in the performance of his services hereunder in accordance with the policies of the Company as they are from time to time in effect. Executive, as a condition precedent to obtaining such payment or reimbursement, must provide to the Company any and all statements, bills or receipts evidencing the travel or out-of-pocket expenses for which Executive seeks payment or reimbursement, and any other information or materials, which the Company may from time to time reasonably require. The Company may pay Executive the amount of such an expense by the last day of Executive’s taxable year following the taxable year in which Executive incurred such expense. The expenses that are subject to reimbursement pursuant to this Section 5 will not be limited as a result of when the expenses are incurred. The amount of expenses eligible for reimbursement pursuant to this Section 5 during a given taxable year will not affect the amount of expenses eligible for reimbursement in any other taxable year. The right to reimbursement pursuant to this Section 5 is not subject to liquidation or exchange for another benefit.

6. Termination.

6.1. Termination With Cause. The Company may terminate Executive’s employment for any of the following reasons (“Cause”):

6.1.1. Executive’s commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty in the performance of his duties to the Company or fraud;

6.1.2. Executive’s substantial and repeated failure to perform duties as reasonably directed by the Board;

6.1.3. Executive’s gross negligence or willful misconduct with respect to the Company;

6.1.4. Executive’s failure to cure a material breach of this Agreement within ten (10) days after receipt of written notice thereof from the Company;

6.1.5. Executive’s failure, within ten (10) days after receipt by Executive of written notice thereof from the Company, to correct, cease or otherwise alter any failure to comply with instructions or other action or omission that the Board reasonably believes does or may materially or adversely affect the business or operations of the Company;

6.1.6. Any misconduct by Executive that is of such a serious or substantial nature that a reasonable likelihood exists that such misconduct will materially injure the reputation of the Company or its subsidiaries if Executive were to remain employed by the Company;

6.1.7. Any harassment or discrimination by Executive against the Company’s employees, customers or vendors in violation of the Company’s policies with respect to such matters;

6.1.8. Misappropriation of funds or assets of the Company by Executive for personal use or willful violation of Company policies or standards of business conduct as determined in good faith by the Board; and/or

6.1.9. Failure due to some action or inaction on the part of Executive to have immigration status that permits Executive to maintain full-time employment with the Company in the United States in compliance with all applicable immigration laws.

6.2. Death, Retirement or Disability. Executive’s employment with the Company will cease upon the first of the following events to occur:

6.2.1. Executive’s death.

6.2.2. Executive’s voluntary retirement at age 65 or older.

6.2.3. Executive’s disability, which means his incapacity due to physical or mental illness such that he is unable to perform the essential functions of his previously assigned duties where (a) such incapacity has been determined to exist by either the Company’s disability insurance carrier or by the concurring opinions of two licensed physicians (one selected by the Company and one by Executive), and (b) the Chairman of the Board has determined, based on competent medical advice, that such incapacity will likely last for a continuous period of at six (6) months. Any such termination for disability shall be only as expressly permitted by the Americans with Disabilities Act.

6.3. Termination With Good Reason. Executive may voluntarily resign and terminate Executive’s employment with or without “Good Reason” (as defined below) by delivering written notice of resignation to the Board. “Good Reason” means Executive’s resignation from employment with the Company within thirty (30) days after (a) a material diminution in Executive’s annual salary, duties, authority or responsibilities from the annual salary, duties, authority or responsibilities as in effect at the commencement of the Employment Term, (b) the Company’s failure to perform any material obligation undertaken by the Company to Executive hereunder after Executive has provided the Company with written notice of such failure and such failure has not thereafter been cured within ten (10) days of the delivery of such written notice, or (c) notice by the Company to Executive that his primary place of employment is to be relocated to a geographic area more than 50 miles from Los Angeles, California, without Executive’s consent.

6.4. Termination Without Cause or Good Reason. The Company may terminate Executive’s employment without Cause or for convenience upon thirty (30) days’ written notice to the Executive, subject to Section 7 below. Executive may terminate his employment without Good Reason or for convenience upon thirty (30) days’ written notice to the Board, subject to Section 7 below.

7. Rights on Termination.

7.1. Termination Without Cause or With Good Reason. If Executive’s employment is terminated by the Company without Cause, or by Executive with Good Reason, then:

7.1.1. The Company shall pay to Executive, at the times specified in Section 7.1.7 below, the following amounts (“Severance Payments”):

(a) The sum of (i) the Annual Base Salary through the effective date of the termination of Executive’s employment (“Termination Date”), plus (ii) any accrued vacation pay earned by Executive, in each case, to the extent not theretofore paid (“Accrued Obligations”);

(b) The Annual Base Salary through the Termination Date to the extent not theretofore paid;

(c) A lump sum equal to the Annual Base Salary in effect immediately prior to the Termination Date.

7.1.2. The Company will pay, when due and payable under the Annual Bonus plan, the pro rata portion, if any, of the Annual Bonus earned up until such Termination Date.

7.1.3. Subject to Section 7.1.4, for 12 months following the Termination Date the Company shall arrange to provide Executive and his dependents medical insurance benefits substantially similar to those provided to Executive and his dependents immediately prior to the Termination Date (at no greater cost to Executive than such cost to Executive in effect immediately prior to the Termination Date, or, if greater, the cost to similarly situated active employees of the Company under the applicable group health plan of the Company). Except for any reimbursements under the applicable group health plan that are subject to a limitation on reimbursements during a specified period, the amount of expenses eligible for reimbursement under this Section 7.1.3, or in-kind benefits provided, during Executive’s taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year of Executive. Executive’s right to reimbursement or in-kind benefits pursuant to this Section 7.1.3 shall not be subject to liquidation or exchange for another benefit. To the extent that the payments or reimbursements made pursuant to this Section 7.1.3 are taxable to Executive and are not otherwise exempt from Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (“Code”), if Executive is a “specified employee” (within the meaning of Section 409A, taking into account the elections made and procedures established in resolutions adopted by the Board), any amounts to which Executive would otherwise be entitled under this Section 7.1.3 during the first six (6) months following the date of Executive’s “separation from service” (as defined in Section 409A) shall be accumulated and paid to Executive on the date that is six months following the date of his separation from service.

7.1.4. Subject to Executive’s group health plan coverage continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the benefits listed in Section 7.1.3 will be reduced to the extent benefits of the same type are received by or made available to Executive during such period, and provided, further, that Executive shall have the obligation to notify the Company that he is entitled to or receiving such benefits.

7.1.5. Payments and benefits provided to Executive under this Section 7.1 (other than Accrued Obligations) may be conditioned upon Executive’s execution of a full waiver and release of claims in favor of the Company.

7.1.6. Executive will not be permitted to specify the taxable year in which a payment described in this Section 7.1 will be made to him.

7.1.7. The Company will pay Executive the amounts specified in Section 7.1.1(a) within thirty (30) days after the Termination Date. The Company shall pay to Executive the amounts specified in Sections 7.1.1(b) and 7.1.1(c) on the date that is six months following the date of Executive’s separation from service. Further, the Company shall pay to Executive, on the date that is six months following Executive’s separation from service, an additional interest amount equal to the amount of interest that would be earned on the amounts specified in Sections 7.1.1(b) and 7.1.1(c) and, to the extent subject to a mandatory six-month delay in payment, the amounts specified in Section 7.1.3, for the period commencing on the date of Executive’s separation from service until the date of payment of such amounts, calculated using an interest rate equal to the six month U.S. Treasury Rate in effect on the date of Executive’s separation from service.

7.2. Termination With Cause or Without Good Reason. If the Company terminates Executive’s employment with Cause, if Executive dies or is disabled (as defined above), or if Executive resigns without Good Reason, the Company’s obligations to pay any compensation or benefits under this Agreement will cease effective as of the Termination Date and the Company shall pay to Executive the Accrued Obligations within thirty (30) days following the Termination Date. The Company will pay to Executive his Annual Base Salary for periods following his separation from service, to the extent not theretofore paid, within thirty (30) days following his separation from service if he is not a specified employee or on the date that is six months following his separation from service if he is a specified employee. Following such payments, the Company shall have no further obligations to Executive other than as may be required by law or the terms of an employee benefit plan of the Company.

7.3. Retirement. If the Executive retires at age 65 or older the Company shall pay the Executive’s Annual Base Salary through the retirement date and shall also pay when due and payable under the Annual Bonus plan the pro rata portion of any Annual Bonus that may have been earned by the Executive through the retirement date. No other amounts will be payable by the Company.

7.4. Termination After Change in Control. If during the term of this Agreement there is a “Change of Control” (as defined below) and within one (1) year thereafter there is a CC Termination (as hereafter defined), then the Executive will be entitled to severance compensation (in addition to any other rights and other amounts payable to the Executive under this Agreement or otherwise through the date of the CC Termination) in an amount equal to three (3) times the Annual Base Salary. Unless the Executive elects otherwise as hereinafter provided, the severance compensation under this Section 7.4 will not be paid in a lump sum but will be paid in equal installments over the remaining term of this Agreement in accordance with the Company’s the payroll schedule applicable to employees as of the date of this Agreement. The Executive may elect to receive the foregoing severance compensation in a lump sum in lieu of the payout, such lump sum to be paid by the Company within ten (10) days after the CC Termination. If any amount under this Section 7.4 is not paid when due, the unpaid amount will bear interest at the per annum rate of ten percent (10%).

7.4.1. Change of Control. For the purpose of this Agreement, a “Change of Control” means the occurrence of any of the following:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”), or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”). For purposes of this subpart (a) the following acquisitions by a Person will not constitute a Change of Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of paragraph (c) of this Section 7.4.1.

(b) The individuals who, as of the date hereof, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors. Any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered a member of the Incumbent Board as of the date hereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board will not be deemed a member of the Incumbent Board as of the date hereof.

(c) The consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through on e or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

(d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

7.4.2. CC Termination. The term “CC Termination” means any of the following that occur and for which the Executive notifies the Company that the Executive deems such action a CC Termination hereunder: (a) this Agreement expires in accordance with its terms; (b) this Agreement is not extended and the Executive resigns within one (1) year after such non-extension; (c) a required relocation more than 50 miles from the Executive’s then current place of employment; (c) a default by the Company under this Agreement; (d) the failure by the Company after a Change of Control to obtain the assumption of this Agreement, without limitation or reduction, by any successor to the Company or any parent corporation of the Company; or (e) after a Change of Control has occurred, the Executive agrees to remain employed by the Company for a period of three (3) months to assist in the transition and thereafter resigns.

8. Confidentiality.

The Executive recognizes that the nature of the Executive’s services are such that the Executive will have access to information which constitutes trade secrets, is of a confidential nature, is of great value to the Company or is the foundation on which the business of the Company is predicated. The Executive agrees not to disclose to any person other than the Company’s employees or the Company’s legal counsel nor use for any purpose, other than the performance of this Agreement, any confidential information (“Confidential Information”), including without limitation, any data or material (regardless of form) that is or may be construed as: (a) a trade secret; (b) provided, disclosed or delivered to Executive by the Company, any officer, director, employee, agent, attorney, accountant, consultant, or other person or entity employed by the Company in any capacity, any customer, borrower or business associate of the Company or any public authority having jurisdiction over the Company of any business activity conducted by the Company; or (c) produced, developed, obtained or prepared by or on behalf of Executive or the Company (whether or not such information was developed in the performance of this Agreement) with respect to the Company or any assets and prospects, business activities, officers, directors, employees, borrowers or customers of the foregoing. However, Confidential Information will not include any information, data or material which at the time of disclosure or use was generally available to the public other than by a breach of this Agreement, was available to the party to whom disclosed on a non-confidential basis by disclosure or access provided by the Company or a third party, or was otherwise developed or obtained independently by the person to whom disclosed without a breach of this Agreement. On request by the Company, the Company will be entitled to a copy of any Confidential Information in the possession of the Executive. The Executive also agrees that the provisions of this Section 8 will survive the termination, expiration or cancellation of this Agreement for a period of one (1) year. The Executive will deliver to the Company all originals and copies of the documents or materials containing Confidential Information.

9. Proprietary Matters.

The Executive expressly understands and agrees that any and all improvements, inventions, discoveries, processes or know-how that are generated or conceived by the Executive during the term of this Agreement and during the Executive’s regular working hours, will be the sole and exclusive property of the Company. Whenever requested by the Company (either during the term of this Agreement or thereafter), the Executive will assign or execute any and all applications, assignments and or other instruments and do all things which the Company deems necessary or appropriate in order to permit the Company to: (a) assign and convey or otherwise make available to the Company the sole and exclusive right, title, and interest in and to said improvements, inventions, discoveries, processes, know-how, applications, patents, copyrights, trade names or trademarks; or (b) apply for, obtain, maintain, enforce and defend patents, copyrights, trade names, or trademarks of the United States or of foreign countries for said improvements, inventions, discoveries, processes or know-how. However, the improvements, inventions, discoveries, processes or know-how generated or conceived by the Executive and referred to above (except as they may be included in the patents, copyrights or registered trade names or trademarks of the Company, or corporations, partnerships or other entities which may be affiliated with the Company) will not be exclusive property of the Company at any time after having been disclosed or revealed or have otherwise become available to the public or to a third party on a non-confidential basis other than by a breach of this Agreement, or after they have been independently developed or discussed without a breach of this Agreement by a third party who has no obligation to the Company or its subsidiaries.

10. Non-Competition and Non-Solicitation.

During the Executive’s employment hereunder and for the period ending six months after the later of (i) the Executive’s termination in accordance with this Agreement, or (ii) the date amounts owing to the Executive in accordance with Section 7 cease to be due in accordance with the terms of this Agreement (“Restricted Period”), the Executive will not: (a) directly or indirectly own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the business of designing, developing, manufacturing or providing services in connection with waste-to-ethanol plants or processes or any other businesses then carried on by the Company or its subsidiaries (the “Business”) in any geographic area that Executive acted as an employee of the Company or its subsidiaries and had contact with the customers of the Company or its subsidiaries during the 12-month period immediately preceding the Termination Date, and the Company or its subsidiaries is conducting business or has conducted business during the Restricted Period; (b) solicit, induce, entice or attempt to entice any employee, contractor, customer, vendor or subcontractor to terminate or breach any relationship with the Company or the Company’s affiliates for the Executive’s own account or for the benefit of another party; and (c) circumvent or attempt to circumvent the foregoing agreements by any future arrangement or through the actions of a third party. The foregoing will not prohibit the activities that are expressly permitted by Section 2 of this Agreement.

11. Arbitration.

The parties will attempt to promptly resolve any dispute or controversy arising out of or relating to this Agreement or termination of the Executive by the Company. Any negotiations pursuant to this Section 11 are confidential and will be treated as compromise and settlement negotiations for all purposes. If the parties are unable to reach a settlement amicably, the dispute will be submitted to binding arbitration before a single arbitrator in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association. The arbitrator will be instructed and empowered to take reasonable steps to expedite the arbitration and the arbitrator’s judgment will be final and binding upon the parties subject solely to challenge on the grounds of fraud or gross misconduct. Except for damages arising out of a breach of Sections 7, 8, 9 or 10, the arbitrator is not empowered to award total damages (including compensatory damages) that exceed 300% of compensatory damages and each party hereby irrevocably waives any damages in excess of that amount. The arbitration will be held in Los Angeles County, California. The Company will pay the costs and expenses of the arbitration including, without implied limitation, the fees for the arbitrators. Unless otherwise expressly set forth in this Agreement, the procedures specified in this Section 11 will be the sole and exclusive procedures for the resolution of disputes and controversies between the parties arising out of or relating to this Agreement. Notwithstanding the foregoing, a party may seek a preliminary injunction or other provisional judicial relief if in such party’s judgment such action is necessary to avoid irreparable damage or to preserve the status quo.

12. Representations of Executive.

Executive represents and warrants to the Company that the statements contained in this Section 12 are true and accurate as of the date of this Agreement.

12.1. Legal Proceedings. Executive has not been (a) the subject of any criminal proceeding (other than a traffic violation or other minor offense) which has resulted in a conviction against Executive, nor is Executive the subject of any pending criminal proceeding (other than a traffic violation or other minor offense), (b) indicted for, or charged in a court of competent jurisdiction with, any felony or crime of moral turpitude, (c) the defendant in any civil complaint alleging damages in excess of $50,000, or (d) the defendant in any civil complaint alleging sexual harassment, unfair labor practices or discrimination in the work place.

12.2. Securities Law. Executive has not been found in a civil action by the Securities and Exchange Commission, Commodity Futures Trading Commission, a state securities authority or any other regulatory agency to have violated any federal, state or other securities or commodities law.

12.3. Work History. Executive’s resume, previously provided by Executive to the Company, is complete and correct in all material respects, and accurately reflects Executive’s prior work history. Executive has the full legal right to be employed on a full-time basis by the Company in the United States under all applicable immigration laws on the basis of the Company’s continued willingness to employ him on a full-time basis, and has provided the Company with evidence of legal immigration status and will do so at any time upon request.

12.4. Employment Restrictions. Executive is not currently a party to any non competition, non-solicitation, confidentiality or other work-related agreement that limits or restricts Executive’s ability to work in any particular field or in any particular geographic region, whether or not such agreement would be violated by this Agreement.

13. General Provisions

13.1. Notices. Any notice provided for in this Agreement must be in writing and must be mailed, personally delivered or sent by reputable overnight courier service (charges prepaid) to the recipient at the addresses listed on the signature page below, or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when delivered or, if mailed, five (5) business days after deposit in the U.S. mail.

13.2. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.3. Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.4. Counterparts; Facsimile Transmission. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Each party to this Agreement agrees that its own facsimile signature will bind it and that it accepts the facsimile signature of each other party to this Agreement.

13.5. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, the Company and their respective successors and assigns; provided that the rights and obligations of the parties under this Agreement shall not be assignable without the prior written consent of the other party, except for assignments by operation of law and assignments by the Company to any successor of the Company by merger, consolidation, combination or sale of assets. Any purported assignment in violation of these provisions shall be void ab initio.

13.6. Choice of Law; Jurisdiction. All questions or disputes concerning this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of California. The parties agree that any suit, action or proceeding arising out of this Agreement will be subject to the jurisdiction of, and filed in, the United States District Court, Southern District of California, or the Superior Court of the State of California, County of Los Angeles. Each party waives any defense of inconvenient forum and agrees that a final judgment in any action or proceeding in the foregoing venue shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

13.7. Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorneys’ fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

13.8. Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive.

13.9. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which the Company’s chief executive office is located, the time period shall be automatically extended to the business day immediately following, such Saturday, Sunday or holiday.

13.10. Survival. This Agreement (except for the provisions of Sections 1, 2, 3, 4, 12 and 13) shall survive the termination of Executive’s employment with the Company and shall remain in full force and effect after such termination.

13.11. No Waiver. A waiver by any party hereto of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion. Neither failure to exercise nor any delay in exercising on the part of any party hereto, any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

13.12. Insurance. The Company, at its discretion, may apply for and procure in its own name for its own benefit life and/or disability insurance with respect to Executive in any amount or amounts considered available provided, however, that such procurement of insurance does not restrict the amount of insurance that Executive may obtain for his own personal use. Executive agrees to cooperate in any medical or other examination, supply any information, and to execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance. Executive hereby represents that he has no reason to believe that his life is not insurable at rates now prevailing for healthy men of his age.

13.13. Withholding of Taxes on Behalf of Executive. The Company and its subsidiaries shall be entitled to deduct or withhold from any amounts owing from the Company or any of its subsidiaries to Executive any federal, state, local or foreign withholding taxes, excise taxes, or employment taxes (“Taxes”) imposed with respect to Executive’s compensation or other payments from the Company or any of its subsidiaries or Executive’s ownership interest in the Company, including, but not limited to, wages, bonuses, dividends, the receipt or exercise of stock options and/or the receipt or vesting of restricted stock.

13.14. Waiver of Jury Trial. BOTH PARTIES TO THIS AGREEMENT AGREE THAT ANY ACTION, DEMAND, CLAIM OR COUNTERCLAIM RELATING TO THE TERMS AND PROVISIONS OF THIS AGREEMENT, OR TO ITS BREACH, MAY BE COMMENCED IN THE UNITED STATES DISTRICT COURT, SOUTHERN DISTRICT OF CALIFORNIA, OR THE SUPERIOR COURT OF THE STATE OF CALIFORNIA, COUNTY OF LOS ANGELES. BOTH PARTIES TO THIS AGREEMENT FURTHER AGREE THAT ANY ACTION, DEMAND, CLAIM OR COUNTERCLAIM SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THAT RIGHT TO A TRIAL BEFORE A CIVIL JURY TO THE EXTENT PERMITTED BY APPLICABLE LAW.

13.15. Indemnification. During and following the employment period, the Company shall indemnify Executive and hold Executive harmless from and against any claim, loss or cause of action arising from or out of Executive’s performance as an officer, director or employee of the Company or any of its subsidiaries or in any other capacity, including any fiduciary capacity, in which Executive serves at the request of Company to the maximum extent permitted by applicable law and the Company’s Articles of Incorporation and duly adopted Bylaws. Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of Executive to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. To the extent that the Company reduces the indemnity rights provided for under its Bylaws after execution of this Agreement, the Company’s indemnity obligations hereunder shall be unaffected (to the extent permitted by applicable law).

13.16. Section 409A Compliance. This Agreement is intended to comply with Section 409A of the Code and will be construed in accordance with such intent. To the extent that any benefit to be paid or granted under this Agreement is subject to Section 409A of the Code, such benefit will be paid or granted in a manner that will comply with Section 409A of the Code (including any Section 409A guidance reasonably acceptable to both parties). Any provision of this Agreement that would cause a benefit to fail to satisfy Section 409A of the Code will have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code).

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

EXECUTIVE:		COMPANY:

DARREN B. ENG		GREENBELT RESOURCES CORPORATION,
a Nevada corporation

By:	/s/ Darren B. Eng	By:	/s/ Joseph Pivinski
	Darren B. Eng.		Joseph Pivinski, Chief Financial Officer

	Address for Notices:		Address for Notices:

	11301 W. Olympic Blvd #387		Greenbelt Resources Corporation
	Los Angeles, CA 90064		3500 Dry Creek Road Unit 6
	darrenbeng@gmail.com		Paso Robles, CA 93446
joe@greenbeltresources.com